UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JULY 29th, 2013

DATE, TIME, AND PLACE:

July 29th, 2013, at 10:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Company´s Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Sr. José Antonio Alvarez Alvarez via videoconference; and Independent Directors, Mr. José Roberto Mendonça de Barros and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Also present as guests, the Vice-President Executive Officer Mr. Carlos Alberto López Galán; the Coordinator of the Audit Committee, Mr. René Luiz Grande; and Mr. Gilberto Bizerra de Souza, partner of the Deloitte Touche Tohmatsu Auditores Independentes, were also attended to the meeting. The Director, Mr. José Manuel Tejón de Borrajo was absent by justified reason.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mrs. Ana Maria Imbiriba Corrêa, Company´s Executive Superintendent, to act as the Secretary.

AGENDA:

To elect a new member for the Company’s Executive Board of Officers.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to, elect, pursuant to the article 17, item III, of the Company’s Bylaws and the Compensation and Appointment Committee’s favorable recommendation, with complementary term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2015 Ordinary Shareholders Meeting as Company’s Officer without specific designation, Mr. Sérgio Augusto Borriello (RG # 13.334.275-X and CPF/MF # 053.302.808-69), Brazilian citizen, married, accountant, resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, # 2041 and 2235 – Bloco A - Vila Olímpia - São Paulo – SP  – CEP 04543-011, which will be in charge of Media Technology Area and Operations for Finance Area.

1

[Free English Translation]

The Officer elected herein hereby represent they are not involved in any crime provided for by law which may prevent from doing business, particularly those mentioned in article 147 of the Brazilian Corporation Law, as well meet the requirements set forth by Resolution #4122 dated August 2nd ,2012, of the Brazilian National Monetary Council, and shall be invested in his offices only after the homologation of his election by the Brazilian Central Bank.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, July 29, 2013. Marcial Angel Portela Alvarez – Chairman of the Company´s Board of Directors; Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of  Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Sr. José Antonio Alvarez Alvarez via videoconference; and Independent Directors, Mr. José Roberto Mendonça de Barros and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer